Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2017. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective September 20, 2017. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources”, “Commitments and Contractual Obligations” and “Quantitative and Qualitative Disclosures About Market Risk” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, the Company’s ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, the Company’s status as a public company and foreign private issuer for U.S Federal Securities Law purposes, increased disclosure requirements now that we are no longer an emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters, cyber terrorism and data security breeches and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. Following the completion of the Share Exchange (see Equity Incentive Plan- Class B Shares), STI owns 100% of the outstanding common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”) and 100% of the outstanding shares of Parkview Transit. No other classes or series of shares of STA Holdings are currently outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

STI’s common stock and convertible debentures are listed and trade on the Toronto Stock Exchange. Since September 2011, STI’s common stock has also listed and traded on the NASDAQ Global Select Market. Upon the approval of the Company’s Form 40-F registration statement by the U.S. Security and Exchange Commission in September 2011, the Company became a “foreign private issuers’ under applicable U.S. federal securities laws.

Convertible Debentures

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million. On September 19, 2016, the Company redeemed the US$ 6.25% Convertible Debentures in their entirety, (see “Liquidity and Capital Resources-Convertible Debentures”).

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

On August 16, 2016, the Company closed its offering of Cdn$ 5.25% convertible subordinated unsecured debentures due September 30, 2021 (the “Cdn$ 5.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million).

The US$ 6.25% Convertible Debentures, the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

During the first quarter of fiscal year 2017, approximately $0.1 million of the Company’s US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. The remaining US$ 6.25% Convertible Debentures were repaid on September 19, 2016, (see “Liquidity and Capital Resource-Convertible Debentures”).

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which was equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.35 per common share (the “Cdn$ 5.25% Convertible Debenture Conversion Price”) which is equivalent to 106.9519 common shares for each Cdn $1,000 principal amount of Cdn$ 5.25% Convertible Debentures.

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. On September 19, 2016 the Company redeemed the remaining US$ 6.25% Convertible Debentures in their entirety, (see “Liquidity and Capital Resource-Convertible Debentures”).

The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Cdn$ 5.25% Convertible Debentures are not redeemable prior to September 30, 2019. The Company will have the right, at its option, to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on or after September 30, 2019 but prior to September 30, 2020, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 5.25% Convertible Debenture Conversion Price. After September 30, 2019 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

STI Common Shares

The Company renewed its normal course issuer bid (“NCIB”) on May 19, 2017. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 9,225,542 Common Shares in the twelve month period commencing May 24, 2017 and ending on May 23, 2018, subject to the Company’s senior debt agreement requirements. The Company did not repurchase any shares during the fiscal year ended June 30, 2017. During the 2016 fiscal year, the Company purchased and cancelled 575,226 common shares having a value of $2.3 million, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold 4.0 million shares in August 2015. In April 2016, SNCF-P also sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

In September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining outstanding US$ 6.25% Convertible Debentures were redeemed on September 19, 2016 (see “Liquidity and Capital Resources-Convertible Debentures”).

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see “Liquidity and Capital Resources”).

On February 23, 2017, the Company issued 2,282,104 shares of stock having an approximate value of $12.8 million (net of fees of $0.1 million) in connection with the redemption of the Class B Series Three common shares, which have been recorded as a non-cash financing activity (see “Equity Incentive Plan- Class B Shares”).

Dividend Reinvestment Plan

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the 5 trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such 5 trading day period. Pursuant to the Plan, the Company issued 439,388 common shares during the twelve months ended June 30, 2017 which represent non-cash dividends having a value of $2.4 million. The Plan can be amended, suspended or terminated at any time, but such action would have no retroactive effect that would prejudice the interests of any participants.

Equity Incentive Plan – Class B Shares

The shareholders of the Company approved the adoption of the STA Holdings Equity Incentive Plan (“EIP”) by STA Holdings in December 2005. The shareholders also approved the initial allotment of Class B common shares available for issuance under the EIP in December 2005, with subsequent approvals of additional allotments in November 2008 and November 2012. Following the Share Exchange described below, the EIP was terminated.

On November 8, 2016, the Company’s shareholders approved two special business items at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year. The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B common shares granted were fully vested at the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares were recorded as a component of other expense (income), net in the consolidated statement of operations. Before the shares were exchanged on February 23, 2017, the Company recorded an expense of $1.1 million and $1.4 million for the twelve months ended June 30, 2017 and 2016, respectively, associated with the change in fair value on the Class B common shares. The Company recorded $0.6 and $0.9 million in dividend payments on the Class B common shares for the twelve months ended June 30, 2017 and 2016, which were recorded as a component of other income, net in the consolidated statement of operations.

The Company entered into an equity hedge in April 2016 with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares outstanding pursuant to the Company’s EIP plan. The Company is in the process of unwinding the equity hedge as the Class B shares are no longer outstanding. Approximately 8% of the shares initiated in connection with the hedge remain outstanding as at June 30, 2017. The equity hedge was not designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations., The Company recorded a gain of $2.0 million for the twelve months ended June 30, 2017 which consisted of both realized gains on the partial liquidation of the hedge as well as changes in the fair market value of the remaining hedge, which is included in the consolidated statement of operations as a component of other income. The value of the equity hedge at June 30, 2017 represents an asset of $0.5 million all of which is recorded in other current assets.

During the twelve months ended June 30, 2017, STA Holdings granted 1,018,114 Class B Series Three common shares pursuant to the EIP. The Company recognized $5.8 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2017. In connection with these grants, 362,468 shares were withheld at the election of the participants to satisfy income tax withholdings. Pursuant to the liquidity provision of the EIP plan, 430,313 Class B Series Three common shares were “put” back to the Company, having a fair value of $2.4 million during the twelve months ended June 30, 2017. On February 23, 2017 the Company exchanged all of the remaining Class B Series Three common shares, having an approximate value of $12.8 million (of which $9.3 million was recorded in other current liabilities immediately prior to the exchange) into STI common shares. This exchange was recorded as a non-cash financing activity.

During the twelve months ended June 30, 2016, STA Holdings granted 1,023,008 Class B Series Three common shares pursuant to the EIP. The Company recognized $4.0 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2016. In connection with these grants, 417,536 shares were withheld at the election of the participants to satisfy income tax withholdings. Pursuant to the liquidity provision of the EIP plan, 139,912 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.7 million during the twelve months ended June 30, 2016. The total number of Class B Series Three common shares outstanding as at June 30, 2016 was 2,056,771. The fair value of the Class B Series Three common shares outstanding at June 30, 2016 represented a liability of $10.5 million, of which $7.7 million was recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended		Twelve Months Ended
	June 30		June 30
	2017	2016	2017	2016

Revenues	$172,778	$166,190	$637,317	$600,194
Costs and expenses
Cost of operations	128,443	122,971	485,091	457,743
General and administrative	17,508	15,772	68,037	61,897
Non-cash stock compensation	-	-	5,802	3,967
Acquisition expense	-	-	-	192
Depreciation and depletion expense	14,092	14,281	47,256	48,008
Amortization expense	782	793	3,142	3,153
Impairment of oil and gas assets	-	438	224	1,638
Total operating expenses	160,825	154,255	609,552	576,598

Income from operations	11,953	11,935	27,765	23,596
Interest expense	4,145	3,692	17,745	14,513
Foreign currency loss (gain)	121	(140)	30	1,147
Non-cash (gain) loss on US$ 6.25% Convertible
Debentures conversion feature	-	(109)	(190)	177
Other expense (income) net	18	(797)	(946)	(1,127)
Income before income taxes and equity in net loss
of unconsolidated investment	7,669	9,289	11,126	8,886
Equity in net loss of unconsolidated investment	-	-	-	(11)
Income tax expense	3,406	3,011	4,666	2,838

Net income	$4,263	$6,278	$6,460	$6,037
Basic and diluted net income per common share	$0.05	$0.07	$0.07	$0.06

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s senior credit facility and through operating lease financings.

Market Fuel Price Exposure

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company has also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. The Company locked in the 20% of fuel exposure for fiscal 2016 in the October through December 2014 timeframe, when the price of fuel was approximately $60 per barrel. In the August and November 2015 timeframe the Company locked in approximately 15% of fuel exposure for the 2017 fiscal year when the price of fuel was approximately $45 per barrel. To date, the Company has locked in about 85% of the approximate 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

Foreign Currency Translation Impacts on Financial Reporting

The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The results of the Company’s Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rates for the twelvemonths ended June 30, 2017 and 2016 were 1.3267 and 1.3258, respectively.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 33% and 5%, respectively, of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2017, the Company entered into additional operating leases with nine major financial institutions to lease approximately $39.8 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties were held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invested as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It held junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. CRI’s co-invested with a range of operators to provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflected the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company. The Company completed the sale of its oil and gas interest in June 2017.

The Company’s oil and gas revenues, on an annual basis, were approximately one quarter of one percent of consolidated Company revenues.

Three months ended June 30, 2017 Compared to Three months ended June 30, 2016

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company had two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represented approximately one-quarter of one percent of the Company’s revenue on an annual basis. In June 2017, the Company sold its interests in the oil and gas properties.

The consolidated results for the fourth quarter of fiscal year 2017 include $0.4 million in oil and gas revenue, $0.3 million in related cost of operations, $0.2 million in depletion expense and a loss on the sale of the oil and gas interests of $1.4 million. The consolidated results for the fourth quarter of fiscal year 2016 include $0.3 million in oil and gas revenue, $0.5 million in related cost of operations, $0.1 million in depletion expense, $0.1 million gain on sale of wells and a $0.4 million non-cash impairment charge.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2017 were $172.4 million compared to $165.9 million for the fourth quarter of fiscal year 2016, representing an increase of $6.5 million, or 3.9%. Revenue for the fourth quarter of fiscal year 2017 was negatively impacted by approximately $0.9 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fourth quarter of fiscal year 2016 to the fourth quarter of fiscal year 2017 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2017, the Company started operations on nine new bid contracts (two of which were tuck-ins to existing locations) and one conversion contract. The Company did not renew five contracts for the fiscal year 2017.

The new conversion and bid-in contracts for fiscal year 2017 accounted for $5.9 million in new business growth in the fourth quarter of fiscal year 2017, which was partially offset by a $2.7 million revenue reduction resulting from the five contracts not renewed. The remaining $4.2 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases, partially offset by the timing of the spring break holiday which occurred in the fourth quarter of fiscal 2017 compared to the third quarter of fiscal 2016.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2017 was $128.1 million as compared to $122.5 million for the fourth quarter of fiscal year 2016, representing an increase of $5.6 million or 4.6%. The new conversion and bid-in contracts for fiscal year 2017, accounted for $4.4 million of the total increase in cost of operations which was partially offset by a $2.6 million reduction resulting from the five contracts not renewed. The remaining $3.8 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2017, resulted primarily from an increase in salaries and wages, operating costs, maintenance expense, insurance expense and fuel expense, partially offset by a decrease in fringe benefits. Salaries and wages, net of new business for the fourth quarter of fiscal year 2017, increased by $2.2 million primarily related to higher driver wages. As a percentage of revenue, driver wages increased to 34.3% in the fourth quarter of fiscal year 2017 from 33.9% in the fourth quarter of fiscal year 2016. Operating expenses, net of new business for the fourth quarter of fiscal year 2017, increased $1.0 million due to an additional year of vehicle leasing costs and an increase in business taxes. Maintenance expense, net of new business for the fourth quarter of fiscal year 2017, increased $0.6 million due primarily to higher net parts expense and increased as a percentage of revenue to 4.0% from 3.7% in the fourth quarter of fiscal year 2017 compared to the fourth quarter of fiscal year 2016. Insurance expense, net of new business for the fourth quarter of fiscal year 2017, increased $0.4 million due primarily to unfavorable liability claims development and increased as a percentage of revenue to 3.2% from 3.1% in the fourth quarter of fiscal year 2017 compared to the fourth quarter of fiscal year 2016. Fuel expense, net of new business for the fourth quarter of fiscal year 2017, increased $0.1 million, primarily related to the expiration of the alternative fuel tax credit on December 31, 2016. As a percentage of revenue, fuel decreased to 5.1% in the fourth quarter of fiscal year 2017 from 5.2% in the fourth quarter of fiscal 2016. Fringe benefits net of new business for the fourth quarter of fiscal year 2017 decreased $0.5 million due primarily to favorable claims experience in workers compensation, partially offset by higher employment taxes associated with higher rates and the wage increases noted above. As a percentage of revenue, fringe benefits decreased to 8.6% in the fourth quarter of fiscal year 2017 from 9.0% in the fourth quarter of fiscal year 2016.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2017 was $17.5 million compared to $15.7 million for the fourth quarter of fiscal year 2016, an increase of $1.8 million or 11.5%. As a percentage of revenue, total general and administrative expense increased to 10.2% of revenue in the fourth quarter of fiscal year 2017 from 9.5% in the fourth quarter of fiscal year 2016. The increase in general and administrative expenses is due to higher professional fees related to human resource systems implementation, additional accounting and consulting fees associated with the Company’s first year 404 SOX compliance and higher administrative compensation.

Depreciation Expense: Depreciation expense for school bus transportation was $13.9 million for the fourth quarter of fiscal year 2017 as compared to $14.2 million for the fourth quarter of fiscal year 2016. As a percentage of revenue, depreciation expense decreased to 8.1% for the fourth quarter of fiscal year 2017 from 8.6% for the fourth quarter of fiscal year 2016.

Amortization Expense: Amortization expense for school bus transportation was $0.8 million for both the fourth quarter of fiscal year 2017 and the fourth quarter of fiscal year 2016. As a percentage of revenue, amortization expense was 0.5% for both the fourth quarter of fiscal year 2017 and the fourth quarter of fiscal year 2016.

Income from Operations: Income from operations for school bus transportation was $12.1 million for the fourth quarter of fiscal year 2017 compared to $12.7 million for the fourth quarter of fiscal year 2016. The decrease in income from operations of $0.6 million resulted from the operating line items discussed above and reflects a negative impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2016 compares to the fourth quarter of fiscal 2017 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2017 was $4.1 million compared to $3.7 million for the fourth quarter of fiscal year 2016. The increase in interest expense of $0.4 million was due to the increase in the average debt outstanding, for the fourth quarter of fiscal year 2017, compared to the fourth quarter of fiscal year 2016.

Foreign Currency Loss (Gain): Foreign currency loss for the fourth quarter of fiscal year 2017 totaled $0.1 million compared to a foreign currency gain $0.2 million for the fourth quarter of fiscal year 2016. The increase in the foreign currency loss of $0.3 million results primarily from the losses realized upon the translation of the Company’s dividends into US dollars for the fourth quarter of fiscal year 2017, compared to the fourth quarter of fiscal year 2016.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.1 million for the fourth quarter of fiscal year 2016. The gain of $0.1 million was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the U.S. dollar denominated US$ 6.25% Convertible Debentures. The US$ 6.25% Convertible Debentures were extinguished in the first quarter of fiscal year 2017.

Other Income, Net: Other income totaled $1.3 million in the fourth quarter of fiscal year 2017 compared to other income of $0.7 million in the fourth quarter of fiscal year 2016. The increase in other income of $0.6 million consists primarily of a $1.6 million increase in unrealized foreign gain and higher gain on asset sales partially offset by $1.0 million decrease in the combined fair value of the Class B share liability and corresponding equity hedge in fourth quarter of fiscal year 2017 compared to the fourth quarter of fiscal year 2016.

Income before Income Taxes and Equity in Net Loss of Unconsolidated Investment: Income before income taxes and Equity in Net Loss of Unconsolidated Investment was $7.7 million for the fourth quarter of fiscal year 2017 compared to $9.3 million for the fourth quarter of fiscal year 2016. The decrease in income of $1.6 million resulted primarily from an increase in the loss from the oil and gas operation of $0.8 million, a decrease in the income from operation of the school bus transportation segment of $0.6 million, an increase in interest expense of $0.4 million, an increase in the foreign currency loss of $0.3 million and a decrease in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.1 million, partially offset by an increase in other income of $0.6 million.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2017 totaled $4.3 million, which included income tax expense of $3.4 million. Net income for the fourth quarter of fiscal year 2016 amounted to $6.3 million, which included income tax expense of $3.0 million. The effective tax rates for the fourth quarter of fiscal year 2017 and the fourth quarter of fiscal year 2016 were 44.4% and 32.4%, respectively. The increase in the effective tax rate year over year was due primarily to the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company’s income before income taxes resulting from the operations in each country and the tax impact of the oil and gas asset sale. Basic and diluted net income per common share was $0.05 for the fourth quarter of fiscal year 2017 compared to basic and diluted net income per common share of $0.07 for the fourth quarter of fiscal year 2016.

Twelve months ended June 30, 2017 Compared to Twelve months ended June 30, 2016

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company had two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represented approximately one-quarter of one percent of the Company’s revenue on an annual basis. In June 2017, the Company sold its interests in the oil and gas properties.

The consolidated results for the fiscal year 2017 include $1.3 million in oil and gas revenue, $1.0 million in related cost of operations, $0.7 million in depletion expense, $0.2 million in general and administrative expenses, $1.3 million in net loss on sale of the oil and gas properties and a $0.2 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices. The consolidated results for the fiscal year 2016 include $1.4 million in oil and gas revenue, $1.7 million in related cost of operations, $0.2 million in general and administrative expense, $1.0 million in depletion expense and a $1.6 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2017 were $636.0 million compared to $598.8 million for the fiscal year 2016, representing an increase of $37.2 million, or 6.2%. Revenue for the fiscal year 2017 was negatively impacted by approximately $0.2 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2016 to the fiscal year 2017 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2017, the Company started operations on nine new bid contracts (two of which were tuck-ins to existing locations), one conversion contract and continued operations on the acquisition of the two transportation consulting and management services firms completed in the third quarter of fiscal year 2016. The Company did not renew five contracts for the fiscal year 2017.

The new conversion and bid-in contracts for fiscal year 2017 and the two acquisitions completed in third quarter of fiscal year 2016, accounted for $29.2 million in new business growth in fiscal year 2017, which was partially offset by a $11.1 million revenue reduction resulting from the five contracts not renewed. The remaining $19.3 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2017 was $484.1 million as compared to $456.0 million for the fiscal year 2016, representing an increase of $28.1 million or 6.2%. The new conversion and bid-in contracts for fiscal year 2017 along with the two acquisitions completed in the third quarter of fiscal year 2016, accounted for $20.8 million of the total increase in cost of operations which was partially offset by a $10.2 million reduction resulting from the five contracts not renewed. The remaining $17.5 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2017, resulted primarily from an increase in salaries and wages, operating costs, fuel and fringe benefits , partially offset by a decrease in insurance costs and maintenance costs. Salaries and wages, net of new business for the fiscal year 2017, increased by $12.7 million primarily related to higher driver wages and operations wages. As a percentage of revenue, driver wages increased to 35.3% in the fiscal year 2017 from 34.7% in the fiscal year 2016. As a percentage of revenue, operations wages increased to 4.8% from 4.7%, for the fiscal year 2017 compared to the fiscal year 2016. Operating expenses, net of new business for the fiscal year 2017, increased $5.3 million due to an additional year of vehicle leasing costs, an increase in business taxes and additional costs associated with the driver shortages. Fuel expense, net of new business for the fiscal year 2017, increased $0.6 million, primarily related to the expiration of the alternative fuel tax credit which expired in December 2016. Fuel prices remained relatively flat year over year. As a percentage of revenue, fuel remained the same at 5.1% in both the fiscal year 2017 and fiscal year 2016. Fringe benefits, net of new business for the fiscal year 2017 increased $0.3 million primarily due to unfavorable claims experience in workers compensation. Insurance costs, net of new business for the fiscal year 2017, decreased $1.1 million primarily due to favorable liability insurance claims development. As a percentage of revenue, insurance costs decreased to 3.5% in the fiscal year 2017 compared to 3.8% in the fiscal year 2016. Maintenance expense, net of new business for the fiscal year 2017, decreased $0.4 million due primarily to lower net parts expense. As a percentage of revenue, maintenance costs decreased to 4.0% in the fiscal year 2017 from 4.2% in the first nine months of fiscal 2016.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2017 was $67.9 million compared to $61.7 million for the fiscal year 2016, an increase of $6.2 million or 10.0%. As a percentage of revenue, total general and administrative expense increased to 10.7% of revenue in the fiscal year 2017 from 10.3% in the fiscal year 2016. The increase in general and administrative expenses is due to the net new business for the fiscal year 2017, combined with higher professional fees related to human resource systems implementation, additional accounting and consulting fees associated with the Company’s first year 404 SOX compliance and higher administrative compensation.

Non-cash Stock Compensation: Non-cash stock compensation expense for the fiscal year 2017 was $5.8 million as compared to $4.0 million for the fiscal year 2016. The increase in non-cash stock compensation of $1.8 million resulted primarily from the increase in the per share value of share grants for the fiscal year 2017 compared to the fiscal year 2016. The non-cash compensation expense of $5.8 million for the fiscal year 2017 was related to the issuance of 1,018,114 Class B Series Three common shares of STA Holdings in the fiscal year 2017. The non-cash compensation expense of $4.0 million for the fiscal year 2016 was related to the issuance of 1,023,008 Class B Series Three common shares of STA Holdings in the fiscal year 2016.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation for the fiscal year 2017, as there were no acquisitions completed. Acquisition expense for the fiscal year 2016 was $0.2 million in connection with the acquisition of the two transportation consulting and management services firms. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Depreciation Expense: Depreciation expense for school bus transportation was $46.6 million for the fiscal year 2017 compared to $47.0 million for the fiscal year 2016. As a percentage of revenue, depreciation expense decreased to 7.3% for the fiscal year 2017 from 7.8% for the fiscal year 2016.

Amortization Expense: Amortization expense for school bus transportation was $3.1 million for the fiscal year 2017 compared to $3.2 million for the fiscal year 2016, a decrease of $0.1 million. As a percentage of revenue, amortization expense remained the same at 0.5% for both the fiscal year 2017 and the fiscal year 2016.

Income from Operations: Income from operations for school bus transportation was $28.5 million for the fiscal year 2017 compared to $26.7 million for the fiscal year 2016. The increase in the income from operations of $1.8 million resulted from the operating line items discussed above and reflects a negative impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from fiscal 2016 compared to fiscal 2017 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense: Interest expense for the fiscal year 2017 was $17.7 million compared to $14.5 million for the fiscal year 2016. The increase in interest expense of $3.2 million was due to the write-off of the unamortized financing costs associated with the early redemption of the US$ 6.25% Convertible Debentures of $1.0 million and an additional $2.2 million in interest expense as a result of the increase in the average debt outstanding, for the fiscal year 2017, compared to the fiscal year 2016.

Foreign Currency Loss: Foreign currency loss for the fiscal year 2017 totaled thirty thousand dollars compared to a foreign currency loss $1.1 million for the fiscal year 2016. The decrease in the foreign currency loss of $1.1 million results primarily from the losses realized upon the translation of the Company’s dividends into US dollars for the fiscal year 2017, compared to the fiscal year 2016.

Non-cash (Gain) Loss on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.2 million for the fiscal year 2017 compared to a non-cash loss of $0.2 million for the fiscal year 2016. The increase in the gain of $0.4 million was related to the extinguishment of the embedded conversion feature derivative that was associated with STI’s U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI’s US$ 6.25% Convertible Debentures provided that the U.S. dollar denominated debentures could be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represented an embedded derivative that had to be bifurcated and accounted for separately. The embedded conversion feature was recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations. The US$ 6.25% Convertible Debentures were extinguished in the first quarter of fiscal year 2017.

Other Income, Net: Other income totaled $2.2 million in the fiscal year 2017 compared to other income of $1.0 million in the fiscal year 2016. The increase in other income of $1.2 million consists primarily of the $1.3 million decrease in the combined fair value of the Class B share liability and corresponding equity hedge in the fiscal year 2017 compared to the fiscal year 2016. This was partially offset by a combined $0.1 million decrease in gain of sale of assets and other non cash items.

Income before Income Taxes and Equity in Net Loss of Unconsolidated Investment: Income before income taxes and Equity in Net Loss of Unconsolidated Investment was $11.1 million for the fiscal year 2017 compared to a income before income taxes of $8.9 million for the fiscal year 2016. The increase in income of $2.2 million resulted primarily from, an increase in the income from operations of the school bus transportation segment of $1.8 million, an increase in other income of $1.2 million, a decrease in the foreign currency loss of $1.1 million, a decrease in the loss from the oil and gas operations of $0.9 and increase in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.4 million, partially offset by an increase in interest expense of $3.2 million.

Equity in Net Loss of Unconsolidated Investment: The Equity in Net Loss of unconsolidated investment of eleven thousand dollars, in the fiscal year 2016, represents the Company’s share of the earnings of a consulting and management services firm, an investment which the Company completed during fiscal year 2015 (see “Liquidity and Capital Resource-Acquisitions and Investments”). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Income: Net income for the Company for the fiscal year 2017 totaled $6.5 million, which included income tax expense of $4.7 million. Net income for the fiscal year 2016 amounted to $6.0 million, which included an income tax expense of $2.8 million. The effective tax rates for the fiscal year 2017 and the fiscal year 2016 were 41.9% and 31.9%, respectively. The increase in the effective tax rate year over year was due primarily to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income before income taxes resulting from the operations in each country Basic and diluted net income per common share was $0.07 for the fiscal year 2017 compared to basic and diluted net income per common share of $0.06 for the fiscal year 2016.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

During the twelve months ended June 30, 2017, cash from operations totaled $64.3 million, prior to an investment in net working capital of $8.4 million. Cash taxes paid during the twelve months ended June 30, 2017 amounted to $2.6 million. The Company’s investing activities for the twelve months ended June 30, 2017 resulted in a use of cash of $29.1 million. Included in these investing activities were, (i) capital expenditures related to the new conversion and bid contracts for fiscal year 2017 of $22.1 million (which includes $0.2 million for oil & gas investments in new wells), (ii) $12.4 million in capital expenditures related to replacement capital spending and, (iii) $2.7 million in proceeds from sale of equipment and $2.7 million in proceeds from the sale of the oil and gas assets. The Company’s financing activities for the twelve months ended June 30, 2017 represented a use of cash of $22.8 million. Included in these financing activities were (i) $271.5 million in credit agreement borrowings and $219.3 million in credit agreement repayments, (ii) $65.7 million in proceeds from the issuance of the Cdn$ 5.25% Convertible Debentures, (iii) $35.0 million in payments for the redemption of the Senior Secured Notes, (iv) $59.9 million in payments for the early redemption of the US$ 6.25% Convertible Debentures, (v) $38.5 million in dividend payments made, (vi) $4.7 million in financing fees (vii) $2.5 million in payments for the repurchase of Class B common shares and (viii) $0.1 million in fees associated with the Class B share exchange.

Loan Facilities

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”). The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US $100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The loan facility is used to fund capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company used drawings under the Credit Agreement in part to repurchase the US $35.0 million Senior Secured Notes due November 10, 2016.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (4.25% at June 30, 2017), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, (1.422940% at June 30, 2017) plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.

The Company’s Senior Secured Notes (as defined below) consisted of $35.0 million of five year, fixed rate senior secured notes at a coupon of 4.246% and with a maturity date of November 10, 2016. The senior secured notes (“Senior Secured Notes”) were issued under a note purchase agreement with two Canadian insurance companies. The Senior Secured Notes ranked pari passu with borrowings under the Credit Agreement. On September 1, 2016, in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.

At June 30, 2017, debt outstanding under the Credit Agreement totaled $172.1 million while outstanding letters of credit totaled $2.3 million, thus the Company had approximately $165.6 million in borrowing availability under the loan facilities of the Credit Agreement, subject to continued covenant requirements (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at June 30, 2017, outstanding debt included approximately $123.3 million in Convertible Debentures.

Convertible Debentures

During the fiscal years ended June 30, 2011 and 2014, and during the second quarter of fiscal year 2017 STI closed the Convertible Debentures offerings as discussed above under the heading “General”.

The US$ 6.25% Convertible Debentures had a seven year term, were denominated in U.S. dollars, were due and payable on June 30, 2018, and were callable by the Company beginning in July 2014 if certain conditions noted above, were met. On August 23, 2016, the Company announced that it called for the early redemption and settlement of the US$ 6.25% Convertible Debentures. Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% US Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the twelve months ended June 30, 2017.

The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of June 30, 2017. The Cdn$ 5.25% Convertible Debentures have a seven year term, are denominated in Canadian dollars, are due and payable on September 30, 2021, and are callable by the Company beginning in September 2019, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 5.25% Convertible Debentures as of June 30, 2017.

The functional currency of STI is the Canadian dollar. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan was denominated in U.S. dollars, reflected an interest rate of 6.25% per annum and had a set maturity date of June 30, 2018. As such, this intercompany loan was considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable were considered transaction gains or losses as STI’s functional currency is the Canadian dollar and were included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations. This intercompany loan was extinguished in September 2016, in connection with the redemption of the US$ 6.5% Convertible Debentures.

The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see “Forward-Looking Statements”).

Leasing Arrangements

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

During the fiscal year ended June 30, 2017, the Company entered into additional operating leases with nine major financial institutions to lease approximately $39.8 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.9 million per year for the term of the leases.

Acquisitions and Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in the transportation consulting and management services firm and acquired a second consulting services firm.  Combined, total consideration paid in January and February 2016 for both firms approximated $7.2 million, consisting of $6.2 million in cash and $1.0 million in common stock.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm as discussed above.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

Fuel Prices

The Company operates a fleet of approximately 13,100 vehicles as at June 30, 2017 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to market price fluctuations under some of these fuel mitigation features. As noted above, the Company also endeavors to lock in an additional 20% of its fuel exposure with fixed rate contracts, while the final 20% of fuel exposure is fully subject to market price variations. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. To date, the Company has locked in about 85% of the approximately 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company had two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represented the Company’s investments as a non-operator in oil and gas interests in the United States. In June 2017, the Company sold its interests in the oil and gas properties.

	For the three months ended	For the three months ended	For the twelve months ended	For the twelve months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue
Transportation	$172,391	$165,860	$636,011	$598,807
Oil and gas	387	330	1,306	1,387
	$172,778	$166,190	$637,317	$600,194
Operating earnings (losses)
Transportation	$12,054	$12,652	$28,548	$26,733
* Oil and gas	(101)	(717)	(783)	(3,137)
	11,953	11,935	27,765	23,596
Loss on disposal of oil and gas assets	1,359	-	1,359	-
Unallocated expenses	2,925	2,646	15,280	14,721
Tax expense	3,406	3,011	4,666	2,838
Net income	$4,263	$6,278	$6,460	$6,037

*The oil and gas operating results include an impairment charge of $0.2 million and $1.6 million for the fiscal years 2017 and 2016, respectively.

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2017 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000’s):

	Fourth Amended	Convertible
	Credit Facility	Debentures	Total
Year ending June 30,
2018	$-	$-	$-
2019	-	57,795	57,795
2020	-	-	-
2021	-	-	-
2022	172,088	65,500	237,588
thereafter	-	-	-
	$172,088	$123,295	$295,383

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at June 30, 2017 ($ in 000’s):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,
2018	$16,070	$39,902	$55,972
2019	10,619	35,626	46,245
2020	6,771	29,436	36,207
2021	4,680	18,384	23,064
2022	2,763	8,093	10,856
2023 and thereafter	2,080	71	2,151
Total minimum payments	$42,983	$131,512	$174,495

Outstanding Share Data

As at June 30, 2017, the Company had 94,631,743 issued and outstanding common shares, Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares and Cdn $85.0 million principal amount of Cdn$ 5.25% Convertible Debentures convertible into approximately 9.1 million common shares. There are no preferred shares issued and outstanding. (see- “Liquidity and Capital Resource-Convertible Debentures”).

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2017, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the fiscal year 2017.

As at June 30, 2017, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at June 30, 2017, the Company had $174.4 million in outstanding indebtedness under the Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2017 would result in approximately a $1.7 million annual change in interest expense and a corresponding change in cash flow.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. To date, the Company has locked in about 85% of the approximately 20% of its fuel exposure for the 2018 fiscal year and about 15% of the same 20% exposure for the 2019 fiscal year.

Summary of Quarterly Results ($ in 000’s, except per share data)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3nd Qtr	4th Qtr
	2016	2016	2016	2016	2017	2017	2017	2017

Revenues	$93,383	$167,380	$173,241	$166,190	$102,176	$177,176	$185,187	$172,778
Net income (loss)	$(9,543)	$5,533	$3,769	$6,278	$(11,716)	$6,048	$7,865	$4,263
Net income (loss) per share	$(0.10)	$0.06	$0.04	$0.07	$(0.13)	$0.07	$0.08	$0.05

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Our management, with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), has evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2017. Our disclosure controls and procedures, as required under applicable United States and Canadian securities laws, (including Rules 13a-15(b) and 15d-15(b) under the United States Securities Exchange Act of 1934, as amended), are designed to provide reasonable assurance that information required to be disclosed by us in reports we file is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in applicable securities laws.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected.

Our management has conducted an assessment of its internal control over financial reporting as of June 30, 2017 as required by applicable securities laws (including Section 404 of the Sarbanes-Oxley Act). Management’s report on our internal control over financial reporting and the Independent Registered Public Accounting Firm’s report with respect to the effectiveness of our internal control over financial reporting, both of which are included in the consolidated financial statements for the year ended June 30, 2017.

During the quarter ended June 30, 2017, our CEO and CFO concluded that we did not maintain effective internal controls over financial reporting because we had control deficiencies related to the technical accounting review for complex and non-routine transactions which constituted a "material weakness". Our CEO and CFO have concluded that, as further explained below, management requires additional time to implement and test the effectiveness of corrective measures taken, and thus the material weakness has not been remediated at this time. As such, our CEO and CFO have concluded that our disclosure controls and procedures are not effective to provide the reasonable assurance described above.

Changes in Internal Controls over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on its evaluation of internal control over financial reporting as described above, management concluded that it did not design and maintain effective internal control with respect to the technical accounting review of certain complex and non-routine transactions. Specifically, the Accounting Standards Codification 840 – Leases (“ASC 840”) issued by the Financial Accounting Standards Board lease classification review was not designed and operating effectively to ensure that leases were appropriately classified as operating or capital. While the control deficiency identified did not result in any material misstatements, a reasonable possibility existed that a material misstatement to the annual or interim consolidated financial statements and disclosures would not be prevented or detected on a timely basis.

In response to the material weakness described above, the Company has initiated compensating controls in the near term, and is enhancing and revising the design of existing controls and procedures to properly apply a more comprehensive technical review of lease contracts when determining the proper classification of a lease as operating or capital.

Because the controls included in our remediation plan will be implemented effective on or after July 1, 2017, we have concluded that more time is necessary to implement and observe the effectiveness of the controls before our CEO and CFO can conclude that this material weakness has been effectively remediated.

Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the quarter ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On August 23, 2017, the Company closed its acquisition of all of the outstanding common stock of Annapolis Bus Company Inc., and Towne Transport LLC, (“Annapolis”) located in Annapolis, Maryland for approximately $10.0 million, consisting of $8.5 million in cash $0.5 million in deferred payments and $1.0 million in common stock.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a quantitative impairment test is required. The quantitative assessment requires the Company to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounted for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments were estimated at the grant date and the total fair value was amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings under the EIP were fully vested on the grant date, and, as such, the Company recognized compensation expense when the shares were issued. These shares were accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value were recorded in the Consolidated Statement of Operations.

The Class B common shares were not traded in an active market and had certain restrictions on their transferability. These shares were accounted for as a liability upon issuance, as a result of a put option they contained. The put option provided for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Three common shares was based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

On November 8, 2016, the Company’s shareholders approved a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP originally set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances the PSG Units will vest over a three-year period. The first grant of PSG Units is expected to occur in the 2018 fiscal year.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more-likely-than-not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the consolidated statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the consolidated statement of operations.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI and the Company’s Canadian operations is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s consolidated financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Income as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements were prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relied on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information was based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depended on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that were ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to have been the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may have been materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they were a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision that was recorded in the consolidated financial statements was based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates were based on the Company’s net ownership interest in the wells. Estimating these future costs required management to make estimates and judgments that were subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the labour costs for our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to have sufficient cash flows or procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of net new contracts is higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

The Company’s consolidated indebtedness could negatively impact the business

On June 30, 2017, the Company had total indebtedness of $295.4 million (including $123.3 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•	a significant portion of the Issuer’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

The restrictive covenants in the Credit Agreement could impact the Company’s business and affect its ability to pursue its business strategies

The Credit Agreement features restrictive covenants that limit the Company’s ability, among other things, to:

  incur additional indebtedness;

  pay dividends and make distributions in respect of the Company’s equity or to make certain other restrictive payments or investments;

  sell assets;

  consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

  enter into transactions with the Company’s and/or the Issuer’s affiliates;

  create liens; and

  enter into new lines of businesses.

The Credit Agreement also includes other and more restrictive covenants and prohibits the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Credit Agreement is outstanding. The Credit Agreement also requires the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Credit Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Credit Agreement. If a default occurs, the lenders under the Credit Agreement may elect to declare all borrowings outstanding under the facility, together with accrued interest and other fees, to be immediately due and payable.

We may not be able to make all principal payments on the Convertible Debentures

The Cdn$ 6.25% Convertible Debentures will mature on June 30, 2019 and the Cdn$ 5.25% Convertible Debentures will mature on September 30, 2021. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

Our business objectives and growth strategy may be affected by factors outside of our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

  notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including reducing or eliminating transportation services. We had 110 contracts that were up for renewal for fiscal year 2017. The approximate percentages of fiscal year 2017 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2018 and 2019 are 34% and 38%, respectively.

  we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

  we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

Please see “We face a number of risks in connection with our acquisition strategy” and “Some of our customer contracts may be terminated due to factors beyond our control” in these Risk Factors for a fuller discussion of these matters.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate the acquired business successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired businesses had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that the acquired businesses will achieve anticipated levels of profitability.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts or that the assumptions underlying the contract price and / or expense levels included in the bid process will be realized. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended, and will continue to depend upon the facts and circumstances in each case, including whether our competitors make bids for such contracts and acquisitions. Any failure to compete effectively could have a material adverse effect on the Company, our financial condition, results of operations and cash flows.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state, provincial and local regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state, provincial and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. As a result, school bus contractors, including us, historically experience a significant decline in operating income during the summer months. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, our revenues and cash flows sharply decrease in July and August. Additionally, many school districts have dramatically cut back on summer programs in recent years, including summer camps and charter programs, compounding this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit or cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, the Company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. The regulatory and compliance costs to us under U.S. securities law as a U.S. domestic issuer would likely be significantly more than the costs we currently incur as a Canadian foreign private issuer eligible to use the MJDA.

We are no longer an “emerging growth company” under the JOBS Act, and we cannot be certain if the increased disclosure requirements now applicable to us will make our Common Shares less attractive to investors

Until recently, we qualified as an “emerging growth company,” under the Jumpstart Our Business Start-ups Act of 2012 (“JOBS Act”), and for this reason, we were able to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. On June 30, 2017 (the last day of our fiscal year following the fifth anniversary of the first registered US public sale of our Common Stock) our qualification as emerging growth company expired. Thus, beginning with this report, we are no longer able to use the exemptions form reporting requirements available to emerging growth companies. We cannot predict if investors will find our Common Shares less attractive because of our more thorough disclosures.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, under the JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 currently will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm, beginning with this report. If, for any current or future fiscal year, an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Economic and financial market conditions have resulted in reduced spending by school districts and other governmental agencies

Reductions in payments to school systems following the 2008 global economic crisis and continuing economic instability resulted in a reduction in revenues to various state and local governmental entities, including school districts and other purchasers of our services. This reduction in revenues to our customers may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues due to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks and, man-made or natural disasters

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, from which we are experiencing greater and more frequent disruptions, could negatively impact our operations through, among other things, increased costs, business disruptions and increased accidents. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by cyber terrorism or other data security breaches and are subject to data privacy risks

In the normal course of our business we rely on information technology systems. These systems, among other things, collect and safeguard confidential information regarding our employees, customers and the users of our services, including information collected through our SafeStopTM application. Cyber terrorists, hackers and data thieves have become increasingly sophisticated and have the ability to operate large-scale and complex data attacks that could lead to breaches of our systems and the security of our data and information. These attacks could also lead to other significant disruptions. Such breaches and disruptions may result in service interruptions or the loss of confidential information and could give rise to unwanted media attention, material damage to our customer relationships and reputation and fines or lawsuits. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Company is dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its Common Shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company’s future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI’s board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Credit Agreement contains significant restrictions on the Company’s ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Company for distribution and the Company’s results of operations

The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2019 and 2021, respectively. Interest payments on the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 87.2% of the Company’s revenue and expenses for fiscal year 2017, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks.

Although the Company intends to fund the interest payment on the Cdn$ 6.25% Convertible Debentures and Cdn$ 5.25% Convertible Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company’s financial condition, results of operations and cash flow, and may adversely affect the Company’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 12.8% of the Company’s consolidated income before taxes for fiscal year 2017 is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

Changes in the Company’s creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market by the Company or an existing shareholder could adversely affect the prevailing market price of the Company’s Common Shares, and could impair the Issuer’s ability to raise capital through future sales of those securities.

For example, SNCF Participations S.A. (“SNCF-P”), which held approximately 15.0 million of the Company’s Common Shares on June 30, 2015, sold 4.0 million of those shares on August 6, 2015 in market transactions at a discount to the market trading price at that time. On April 11, 2016, the Company announced that SNCF-P had sold approximately 6.4 million of its remaining Common Shares, and following those sales, the Company acquired SNCF-p’s remaining Common Shares, which were subsequently cancelled. We believe SNCF-p’s sale transactions had an adverse impact on the price of the Common Shares, at that time.

Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Issuer and reduce distributable cash per Common Share. The Company may issue Common Shares or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, the Issuer may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

The Company may not be able to make all interest payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company’s financial results, announcements by the Company or others, developments affecting the Company’s business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

STA Holdings’ interest deductions on the 14% subordinated notes originally issued by STA ULC in connection with the IPS Offering were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain “triggering events” occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the 14% subordinated notes (the last of which were redeemed in December 2009) likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings’ taxable income may be increased and if so, it’s U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Issuer’s ability to make interest or dividend payments on the Debentures and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. The Internal Revenue Service subsequently issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax. Those regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulation may not be modified in the future.

Application of possible new related party debt rules is uncertain

The Internal Revenue Service recently issued final and temporary regulations regarding intercompany cross-border debt held by related parties. The regulations primarily affect: (i) issuances of debt for cash between related parties, (ii) distributions of debt instruments by corporations to their related corporate shareholders, (iii) certain issuances of debt instruments as consideration in an exchange involving an intragroup asset reorganization and (iv) issuances of debt instruments by corporations to related parties in exchange for stock of an affiliated corporation. The regulations would permit the Internal Revenue Service to treat an instrument as part debt and part equity, in any of the foregoing situations, which could have an adverse tax effect on both the creditor and the debtor. However, in the case of issuances of debt for cash between related parties, as the regulations currently read, it is unlikely there would be a recharacterization of the debt if it is properly documented and the parties can demonstrate the financial ability of the debtor to repay the creditor. In this connection, as a result of a delay in the effective date, the documentation portion of the regulations will only affect debt issued or deemed issued on or after January 1, 2019. At this point, it is not possible to determine whether the regulations, in their current form, will have any adverse U.S. (or foreign) tax effect on STI or STA Holdings or any of their related U.S. and non-U.S. affiliates.

Changes to U.S. federal income tax rules could adversely affect the Company

The President of the United States has indicated that U.S. corporate tax reform is a priority for his administration, and his administration and members of Congress have proposed changes to corporate tax rates, the taxation of income earned outside the U.S. (including the taxation of previously unrepatriated foreign earnings) and a “destination-based” tax system that would tax imported goods and services while exempting exported goods and services. If these changes are implemented, the Company could face a larger U.S. federal income tax liability.